November 14, 2025	Release 11-2025

WESTERN COPPER AND GOLD STRENGTHENS BOARD WITH

APPOINTMENT OF MARK E. SMITH

Vancouver, B.C. Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN; NYSE American: WRN) is pleased to announce the appointment of Mark E. Smith, P.E., P.Eng., to its Board of Directors (the "Board").

Mr. Smith is a professional engineer with over 45 years of global mining experience. He co-founded and managed Vector Engineering for nearly 25 years, a consulting and engineering firm with a staff of 500 people and offices in seven countries. His technical leadership and judgement have been relied upon by many of the world's largest mining companies, including BHP, Rio Tinto, Barrick, Newmont, Vale, Glencore, and Teck. Mr. Smith holds a Master's degree in Civil and Geotechnical Engineering from the University of Nevada, Reno.

He has worked extensively in the Yukon, contributing to projects such as Coffee, Macpass, and Mactung, and has advised the Government of Yukon on mine waste and heap leach management practices. More recently, he was appointed by the Government of Yukon to chair the Independent Review Board for the Eagle Mine investigation.

"We are extremely pleased to welcome Mark to our Board," said Sandeep Singh, President & Chief Executive Officer. "Mark has a deep understanding of the Yukon and has been a well-respected technical voice in the North for over a decade. His extensive experience and deep knowledge of the territory will be invaluable as we advance Casino through environmental assessment and permitting."

"Mark's addition to the Board builds on Western's commitment to the highest technical and environmental standards," said Raymond Threlkeld, Chairman of the Board. "His global expertise will strengthen Western's ability to sustainably advance a world-class operation in the Yukon."

"I've dedicated my career to developing successful and environmentally-sound copper and gold projects around the world," said Mark E. Smith. "From concept to design, construction, operations, and closure, I've helped bring hundreds of projects into successful, sustainable production. I'm impressed by the approach taken towards the Casino Project and believe it can have a positive impact on the Yukon. I'm very happy to have been invited to join the Western team."

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is advancing the Casino Project, Canada's premier copper-gold mine in the Yukon and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with First Nations and local communities to progress the Casino Project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

TSX: WRN
NYSE American: WRN

On behalf of the board,

"Sandeep Singh"

Sandeep Singh
President & CEO
Western Copper and Gold Corporation

For more information, please contact:

Cameron Magee

Director, Investor Relations & Corporate Development

Western Copper and Gold Corporation

437-219-5576 or cmagee@westerncopperandgold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions. Such forward-looking statements herein include statements regarding the Company's plans to advance the Casino Project through environmental assessment and permitting; expectations regarding the contributions and value that Mr. Smith's appointment will bring to the Board and the Company; the Company's ability to sustainably advance a world-class operation in the Yukon; expectations that the Casino Project can have a positive impact on the Yukon; and the Company's commitment to maintaining the highest technical and environmental standards in the development of the Casino Project.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the risk of unforeseen challenges in advancing the Casino Project, potential impacts on operational continuity, changes in general market conditions that could affect the Company's performance; and other risks and uncertainties disclosed in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure documents.

Forward-looking statements are based on assumptions management believes to be reasonable, such assumptions and factors as set out herein, and in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure document.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, other factors may cause results to be materially different from those anticipated, described, estimated, assessed or intended. These forward-looking statements represent the Company's views as of the date of this news release. There can be no assurance that any forward-looking statements will be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not intend to and does not assume any obligation to update forward-looking statements other than as required by applicable law.